Exhibit 99.2

BAJA MINING CORP.
Management Discussion and Analysis
QUARTERLY REPORT – June 30, 2010

This Management Discussion and Analysis (“MD&A”) of Baja Mining Corp. provides analysis of Baja Mining Corp.’s financial results for the quarter ended June 30, 2010. The following information should be read in conjunction with the accompanying interim unaudited consolidated financial statements, notes to the interim unaudited consolidated financial statements and with the audited consolidated financial statements for the year ended December 31, 2009 and accompanying notes, all of which are available on the SEDAR website at www.sedar.com. Expressed in Canadian dollars, unless stated otherwise. This MD&A is current as of July 16, 2010.

Nature of Business

Baja Mining Corp. (the “Company” or “Baja”) is engaged in the exploration and development of its mineral properties in Mexico, focusing on the financing and development of its El Boleo copper-cobalt-zinc-manganese deposit (the “Project”, “Boleo Project” or “Boleo”) located at Santa Rosalia, Baja California Sur, Mexico.

The Company owns its 70% interest in the Boleo Project through its wholly owned subsidiary, Mintec Processing Ltd., which owns 100% of a Mexican subsidiary, Invebaja S.A. de C.V. (“Invebaja”), which in turn owns 70% of the shares of Minera y Metalurgica del Boleo S.A. de C.V. (“MMB”). MMB holds all mineral and property rights for Boleo. The remaining 30% of Boleo is owned by a Korean Consortium (the “Consortium”), which acquired their interest from Invebaja in June 2008.

The Boleo Project is located on the east coast of Baja California Sur, Mexico, near the town of Santa Rosalia, some 900 kilometers south of San Diego. The deposit contains seven mineralized seams, called “mantos”, stacked within a single formation, all dipping gently to the east towards the Sea of Cortez in a step-like fashion, due to post depositional faulting.

The Boleo Project consists of roughly 12,000 hectares of mineral concessions and 7,000 hectares of surface occupancy rights, each assembled as part of a contiguous titled block. The project is located within the “buffer zone” of the El Vizcaino Biosphere (the “Biosphere”), a Mexican National environmental reserve; and the required Environmental Impact Manifest (“EIM”) has been approved by Mexican authorities, allowing the project to be built and operated in the buffer zone of the biosphere.

The Boleo Project is being developed as a series of underground mines using conventional soft rock mining methods, along with small open-cut mines, feeding ore to a processing plant. This plant will utilize a two-stage leaching circuit, followed by solid/liquid separation and solvent extraction/electrowinning to produce copper and cobalt as metal, zinc as zinc sulfate monohydrate and, at some point, manganese - probably as manganese carbonate.

Overall Performance

Corporate Outlook

Baja continues to focus all required resources towards fulfilment of the following objectives during the second half of 2010:

  Finalize and close construction financing for Boleo and issue notice to proceed to our EPCM contractor; and
  Restart construction of Boleo as efficiently as possible, to maintain or improve the project schedule.

Current Development in the Quarter Ended June 30, 2010

Construction Financing Update

Baja continues to engage the lending group identified below to complete credit approvals on the debt structure as reported on April 14, 2010. Key participants engaged to arrange a project debt financing package for the construction of the Boleo Project includes Export Development Canada (“EDC”), Korea Development Bank (“KDB”), Export-Import Bank of the United States (“US Exim”), as well as several commercial institutions.

The financing package for Boleo is intended to consist of several "tranches" of senior loans, proposed to be arranged and provided by the various lenders (subject to due diligence, legal documentation, environmental, credit and other policy approvals as required by each lender), for a senior debt amount of US$690 million (the “Facilities”). EDC, KDB and US Exim continue to advance collective efforts on due diligence and are discussing indicative terms and conditions for the Facilities with the Boleo project company, MMB. The potential loans from EDC and US Exim are linked to eligibility criteria for financing, and MMB and its EPCM contractor have completed a procurement optimization exercise to maximize the availability of loans from those institutions, should such loans be approved.

On June 7, 2010 Baja announced that it has entered into a binding Letter of Intent with Louis Dreyfus Commodities Metals Suisse SA (“Louis Dreyfus”), setting out three transactions which, when completed, are expected to satisfy important parts of the financing package for the Boleo Project. The three transactions that are the subject of the Letter of Intent (together, the “Proposed Transactions”) are as follows:

(i)
Louis Dreyfus will subscribe under a subscription agreement (the “Subscription Agreement”) for common shares of Baja, as a “Lead Order” in a proposed future financing to be undertaken by Baja to fund part of Baja’s required equity contribution to the Boleo Project, at a price per share agreed at the time of closing (the “Equity Issue Price”) and for an aggregate purchase price to Louis Dreyfus of up to US$ 40 million;

(ii)
Louis Dreyfus will provide a US$ 35 million Letter of Credit for the benefit of Baja (the “Equity Cost Overrun Agreement”), to satisfy Baja’s equity cost overrun requirement for the financing package for the Boleo project; and

(iii)
Baja and Louis Dreyfus will enter into offtake agreements under which Louis Dreyfus is committed to purchase, on commercial terms, 70% of the annual copper and cobalt production from the Boleo Project for a term of 10 years from first production of each such metal.

The Proposed Transactions are subject to completion of formal documentation, execution of documentation in regard to the Boleo Project financing, and completion of due diligence. Certain elements of the Proposed Transactions are also subject to the approval of the Toronto Stock Exchange.

MMB is being advised by Endeavour Financial International Corporation, and is advancing discussions with the lending group with the aim of closing the project financing and recommencing construction at Boleo as soon as possible.

Except for the KDB mandate letter agreement , no other formal debt commitments have been obtained as of yet and despite the efforts of management and the Company’s partners, there is currently no assurance that the necessary financing for the Boleo Project will be obtained in the immediate future. The recoverability of the Company’s investment in its mineral property remains dependent upon the Company’s ability to complete debt and, equity financings, and to successfully construct and develop the Boleo Project.

Engineering Update

Baja signed a Memorandum of Understanding (which includes the commercial terms of the reimbursable EPCM contract) with our EPCM contractor and has been negotiating (with potential lender input) a final EPCM contract, which the Company expects to be agreed shortly. The Baja project team continues its focus on working with the EPCM contractor to complete the detailed engineering and prepare for the construction restart, following completion of the project financing.

Construction Update

The Company continues to staff its Santa Rosalia office and the Boleo site, and ensure security for existing assets, but the majority of work is performed in the engineering offices of the EPCM contractor.

Selected financial data

The following quarterly financial information is prepared in accordance with Canadian generally accepted accounting principles and is presented in Canadian dollars (“$” or “Cdn$”).

	Q3 Sep 30, 2008	Q4 Dec 31, 2008	Q1 Mar 31, 2009	Q2 Jun 30, 2009	Q3 Sep 30, 2009	Q4 Dec 31, 2009	Q1 Mar 31, 2010	Q2 Jun 30, 2010
Total Revenues ($’000)	$-	$-	$-	$-	$-	$-	$-	$-
(Loss)/earnings for the period ($’000)	$(1,311)	$562	$(1,629)	$(1,869)	$(2,532)	$(1,890)	$(725)	$(2,249)
Basic and diluted (loss)/earnings per share for the period	$(0.01)	$0.00	$(0.01)	$(0.01)	$(0.02)	$(0.01)	$(0.01)	$(0.02)

The significant changes in quarterly (losses) earnings reflect the Company in development and then into early construction during the second quarter of 2008. The Company continued development and construction of the project until the October 29, 2008, slow-down and delay. This significantly increased the carrying value of mineral properties through investment in infrastructure and long-lead equipment. For the period that the Company continued with project development, significant operating costs were incurred due to the extent of project activity. During the fourth quarter of 2008 the Company held a significant amount of US dollars, and has experienced a significant foreign exchange gain on its US$-denominated net financial assets that resulted in earnings during that period.

As the Company continued with strategic development initiatives during 2009 and into 2010, operating costs increased in support thereof. Furthermore, the Company recognized a significant increase in stock based compensation during the year 2009, following a repricing of outstanding stock options in the second quarter. In addition, the Company incurred a loss on the disposal of certain electrical equipment during the third quarter of 2009. During 2009 and into the first quarter of 2010, these expenses were partly offset by foreign exchange gains, as the Canadian dollar strengthened against the US dollar at the same time that the Company moved progressively into a net liability position with regards to US dollar-denominated financial instruments. However, during the second quarter of 2010, the Canadian dollar lost ground against the US dollar again, resulting in significant foreign exchange losses for the quarter.

Results of Operations

Comparison of the six-month period ended June 30, 2010 to the six-month period ended June 30, 2009

Operations

For the six-month period ended June 30, 2010, the Company recorded a loss of $2.974 million ($0.02 per share) as compared to a loss of $3.498 million ($0.02 per share) for the same period in 2009. Notable variances are outlined as follows:

General and Administrative Expenses

Even though operating expenses, in total, during the six months ended June 30, 2010 ($3.873 million) were very consistent with operating expenses for the same period in 2009 ($3.627 million), there are some significant differences to be noted:

  Professional and consulting fees: $0.709 million ($0.345 million in 2009) – the increase relates predominantly to business and tax planning undertaken by the Company to ensure an optimum corporate structure;

  Research: $0.337 million ($0.127 in 2009) – the increase is related to the ongoing research activities aimed at manganese recoveries from the Boleo Project, which included attendance at the International Manganese Conference; and

  Stock-based compensation: $0.25 million ($1.048 million in 2009) – during 2009 the Company recognized considerable stock-based compensation following a repricing of 9,430,000 outstanding stock options to $0.40 and the granting of 2,985,000 stock option during the six month period ended June 30, 2009. During the corresponding period in 2010, the Company had very limited stock option activities.

  Wages and subcontract: $1.568 million ($0.945 million in 2009) – the increase reflects the costs of subcontractors related to strategic planning undertaken while the organization pursues the completion of construction financing. This included an in-depth review of the management information systems of Baja and its subsidiaries in order to meet the operational and management reporting needs once construction and mining operations commence. In addition, as the labour force in Mexico grew, the Company incurred additional employee benefits to Mexican employees, in accordance with local labour regulations. Furthermore, during Q1 2009, the wages and benefits of certain employees were capitalized to mineral properties until the completion of construction demobilization. Lastly, the wages and benefits for certain employees were no longer capitalized during Q2 2010, but rather expensed in accordance with Canadian GAAP, as their focus moved from working directly on the Boleo project, to assisting with financing activities.

Other items

  Foreign exchange (loss) gain: $0.363 million loss ($0.726 million gain in 2009) – After the Canadian dollar’s initial ascent against the US dollar over the previous 12 months ended March 31, 2010, the Canadian dollar declined relative to the US dollar during the most recent quarter ended June 30, 2010. As a result, the Company recognized unrealized foreign exchange losses on all of its US dollar- denominated long- and short-term liabilities;

  Finance and development costs expensed: $Nil ($0.785 million in 2009) – the expenses written off in 2009 related to certain amounts paid on cancelled purchase orders, as well as previously capitalized financing costs, from which no future economic benefits were expected.

  Change in estimate – refundable deposit liability: $1.165 million ($Nil in 2009) – During the period, the Company remeasured the amortized cost of the refundable deposit liability, based on a revised estimate on when the liability could be refundable to the Consortium. The deposit is refundable in the event that a positive decision with regards to manganese production is not reached by the later of May 30, 2011, and economic completion of the Boleo Project. Previously, it was estimated that the deposit could be refundable on May 30, 2011; however, management reviewed the latest available information with regards to its progress on reaching a manganese production decision, and it was determined (based on a weighted probability assessment) that the production decision will more likely be made by December 31, 2012.

Comparison of the three-month period ended June 30, 2010 to the three-month period ended June 30, 2009

For the three-month period ended June 30, 2010, the Company recorded a loss of $2.272 million ($1.869 million in 2009), or a loss per share of $0.02 ($0.01 per share in 2009). Consistent with the result of the six-month period ended June 30, 2010, the most significant variances were:

  Professional and consulting fees: $0.411 million ($0.133 million in 2009) – the increase relates predominantly to business and tax planning undertaken by the Company to ensure an optimum corporate structure;

  Research: $0.235 million ($0.094 in 2009) – the increase in evaluation and research relates entirely to the work conducted on the manganese production project;

  Stock-based compensation:$0.086 million ($0.883 million in 2009) – during Q2 2009 the Company recognized considerable amounts of stock-based compensation following a repricing of 9,430,000 outstanding stock options to $0.40 and the granting of 2,785,000 stock option during the quarter ended June 30, 2009. The Company did not grant any stock options during the quarter ended June 30, 2010.

Other items

  Foreign exchange (loss) gain: $1.409 million loss ($0.444 million gain in 2009) – During the quarter ended June 30, 2010, the Canadian dollar decline relative to the US dollar (as opposed to strengthening in the corresponding period in 2009), while the Company moved progressively into a net US dollar liability position. As a result, the Company recognized unrealized foreign exchange losses on all of its US dollar-denominated long- and short-term liabilities;

  Change in estimate – refundable deposit liability: $1.165 million ($Nil in 2009) – During the period, the Company remeasured the amortized cost of the refundable deposit liability, based on a revised estimate on when the liability could be refundable to the Consortium. The deposit is refundable in the event that a positive decision with regards to manganese production is not reached by the later of May 30, 2011, and economic completion of the Boleo Project. Previously, it was estimated that the deposit could be refundable on May 30, 2011; however, management reviewed the latest available information with regards to its progress on reaching a manganese production decision and it was determined (based on a weighted probability assessment) that the production decision will more likely be made by December 31, 2012.

Liquidity

The Company’s mineral exploration activities has not provided the Company with a source of revenue but rather have resulted in a history of losses, working capital deficiencies and deficit positions. However, given the nature of the business, the results of operations as reflected in the income and losses (and earnings and losses per share) do not provide meaningful interpretation of the Company’s non-financial performance and valuation.

As at June 30, 2010, the working capital was $8.165 million compared to working capital of $18.55 million as at December 31, 2009. The decrease of $10.385 million was the result of continued planned spending on the Project as the Company continued with detailed engineering, as well as funding of ongoing operations. During the six months ended June 30, 2010, the Company raised $0.223 million (six months ended June 30, 2009 -$0.007 million) through the exercise of stock options. During the six-month period, the Company utilized $4.555 million in operations ($2.289 million during the same period in 2009). This was measured after taking into account adjustments for non-cash items such as unrealized foreign exchange losses of $0.823 million (a gain of $2.969 million in 2009) on the Company’s various foreign-denominated liabilities. The operations also reflect that cash amounting to $0.493 million invested in working capital ($2.359 million received from the reduction of working capital 2009). The Company incurred cash expenditures on mineral properties of $10.61 million. This is lower than the amount of $20.127 million spent on mineral properties and related development costs during the first six months of 2009, when the Company was completing construction demobilization and honoured its significant outstanding procurement commitments. During the quarter, the Company agreed to an office lease proposal at a new location to replace the existing lease when it expires in September 2010. Under the terms of the new lease, the Company provided a security deposit of $0.48 million to the landlord while the Company is also committed to providing a letter of credit equal to the tenant improvement allowance, estimated at $0.757 million, prior to occupancy.

The Company’s cash and cash equivalents as at June 30, 2010, totaled $11.892 million compared to combined cash and cash equivalents and short-term deposits of $22.604 million as of December 31, 2009. All of the cash balances are highly liquid and are available immediately, if required. The Company has $5.405 million (December 31, 2009 - $5.048 million) of current liabilities, with an increase of $1.221 million in accounts payable as the Company continued with certain development activities in anticipation of the recommencement of construction of the Boleo Project.

The additional items that make up the working capital balance are other receivables and deposits and prepaid expenses.

As at June 30, 2010, the Company had $1.14 million (December 31, 2009 - $0.819 million) in Mexican value added tax receivables which management expects to recover within the next 12 months.

Management expects that additional funding would be required in order to meet both the operating and development needs of the Company for the next twelve months. As such, the Company has filed a final short form base shelf prospectus on April 19, 2010, which allows the Company to issue any combination of various equity and debt instruments up to an aggregate amount of $500 million. The net proceeds of any such offerings are intended to be used for the development of the Boleo Project, anticipated working capital requirements and general corporate operations.

Establishment of Trust Fund for Conservation

In 2007, the Company reached an agreement with the Mexican Commission of Natural Protected Areas (CONANP), Bank Monex, and Ecobanca, a Mexican non-profit organization, to establish a trust fund to support environmental conservation measures within the El Vizcaino Biosphere. The Company’s Boleo Project is located within the "buffer zone" of the Biosphere. The Company has made three cash payments to the fund, US$0.1 million, issued on January 31, 2007, US$0.333 million, issued February 2009, and US$0.333 million, issued on February 2, 2010. Upon establishment, the fund was issued three Special Warrants for an aggregate of 180,000 common shares of the Company. Two of these Special Warrants matured in each of February, 2009 and 2010 and were converted to a cash payment. The remaining Special Warrant will mature in February 2011.

Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 common shares of the Company. In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of US$5.555 per underlying common share at any time within 30 days of the Maturity Date of each such Special Warrant. This repurchase option represented a liability of US$1 million if Baja’s share price has not reached US$5.555 and the holder exercises the repurchase option. The Special Warrants contain provisions for cancellation prior to a maturity date if development of the Boleo Project does not proceed. The Company honoured the conversion of the first and second warrants paying US$0.666 million, in addition to the Company’s initial contribution to the fund. If cancellation occurs after any of the maturity dates, any matured or exercised certificates are considered a final contribution to the trust fund. As at June 30, 2010, the Company has recognized a discounted liability of $0.331 million relating to the remaining outstanding Special Warrants.

Commitments

As at June 30, 2010, the Corporation had the following known undiscounted contractual obligations:

	Payments due by period
Contractual Obligations	Thousands of Canadian dollars, unless stated otherwise
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
Accounts payable	$5,067		$5,067	$	Nil	$	Nil	$	Nil
Operating lease obligations [1,2]	$7,201		$1,099		$1,878		$1,252		$2,972
Contract and purchase commitments[3,4]	$4,055		$4,055	$	Nil	$	Nil	$	Nil
Refundable deposit [5]	$10,606	$	Nil		$10,606	$	Nil	$	Nil
Loans from non-controlling interest	$52,610	$	Nil	$	Nil	$	Nil		$52,610
Environmental Obligations[6]	$532		$360		$172	$	Nil	$	Nil
Total	$80,071		$10,581		$12,656		$1,252		$55,582

1
During 2005, the Company entered into a sub-lease agreement, expiring in September 2010, on its head office lease at an annual triple net rental of $74. During 2006, the Company entered into a further sub-lease with its existing landlord for additional head office lease space at an annual triple net rental of $29. The Company has also committed to two operating leases for office space in Mexico City, both on a month to month basis. The combined monthly Mexican lease is 16,800 Pesos ($2).

2
During the quarter, the Company agreed to an office lease at a new location. The new lease commits the Company to a 10 year lease at an average monthly lease of $53 per month. In addition to the monthly lease payments, the Company has provided a security deposit of $480, and is committed to providing a letter of credit (“LC”), related to the tenant improvement allowance, of $757 prior to occupancy. The LC obligation will reduce evenly over the 10 year lease beginning after the second year of the lease.

3
The Company has entered into numerous contracts regarding development of the Boleo Project and its new corporate office. Total contractual obligations entered at June 30, 2010 are estimated to be $3,823.

4	The Company has entered several management and consulting agreements. The future commitments under these contracts amount to $ 232, all of which are expected to be paid during the remainder of 2010.

5
Included in the proceeds from the sale of 30% of the Company’s interest in MMB, was an amount of US$10,000 which is refundable to the Consortium, should a decision be made not to produce manganese from the Boleo Project. The decision must be made by the Company on the later of the economic completion of the Boleo Project or May 30, 2011. Management estimates that the production decision will be reached by December 31, 2012

6
On January 9, 2007 the Company issued three Special Warrants for an aggregate of 180,000 Common Shares of the Company (See Establishment of Trust fund for Conservation). The commitment per the table above is shown in Canadian dollars, applying the period-end exchange rate of Cdn$1.0156/US$1.00. As at June30, 2010 the undiscounted special warrants liability amounted to $353 which is due within one year. The Company also recognized an undiscounted asset retirement obligation of $179 and the Company expects to incur $7 of this total during the next twelve months.

Capital Resources

The Company’s primary asset is the Boleo Project, which is discussed in detail in the sections entitled Nature of Business and Overall Performance. At June 30th, 2010 the Company had $13.570 million in current assets, with working capital of $8.165 million. The current assets include deposits, value added tax refunds and existing cash and short term deposits to fund the Company’s share of the project expenses.

The Company has no revenue from operations and will not until the completion of construction and commencement of operations, the timing of which are currently unknown.

As discussed in the Construction Financing Update section, the Company has made significant progress towards financing the Boleo Project, including various milestones completed during the past year. Specifically, financing options were disclosed on April 14, 2010, when the Company filed a final short form base shelf prospectus with the securities commissions of British Columbia, Alberta and Ontario, and a corresponding shelf registration statement on Form F-10 with the SEC, which will allow the Company to make offerings of any combination of common shares, debt securities, warrants, share purchase contracts and subscriptions receipts. Net proceeds from any offering under the base shelf prospectus will be used for the development of the Boleo Project, working capital requirements and general operations. Further, on June 7, 2010 a binding Letter of Intent with Louis Dreyfus, was signed setting out three transactions which, when completed, are expected to satisfy important parts of the financing package for the Boleo Project.

Until the completion of project financing and equity offerings, the Company continues to closely monitor its available cash and commitments. However, as the Company continues to pursue the complete financing of the Boleo Project, management recognizes that the Company will require additional interim funding for operations and preliminary construction costs, during the next quarter. The Company plans to obtain the funding through the issuance of equity and possibly debt instruments.

Environmental Action Plan

The Company currently is a single purpose company, that purpose being the development and operation of the Boleo Project. The Boleo Project is an historic mine in Mexico and the project site has numerous mine workings including building foundations, underground portals, shafts and open pits. There are also the remnants of a former leach precipitation plant (the “LPF Plant”), where the Mexican mining agency “Fomento Minero” attempted to use a sulphuric acid leach process in the late 1950’s and early 1960’s to recover copper. In addition, there is a small (two million tonnes) tailings dam from the LPF Plant and the skeleton of the original smelter, built in the 1920’s to process run-of-mine ore by the French “Compagnie de Boleo”. None of the LPF Plant, LPF tailings dam or the former smelter are on land owned or controlled by the Company, nor does the Company have any environmental responsibility or liability with respect to these sites.

The majority of the Boleo Project is located in the buffer zone of El Vizcaino Biosphere and, as discussed above and in Note 6 to the Company’s interim unaudited consolidated financial statements for the quarter ended June 30, 2010, the Company has established a compensation arrangement with CONANP; under which it has deposited US$0.766 million into a Compensation fund up to the date of this report, as well as one remaining special warrants totalling US$0.333 million to partially fund the remedial work within the Biosphere. This trust fund may be used in other areas of the Biosphere and not necessarily at the mine site where remediation will be part of the mine’s normal reclamation program.

Early work by the Company, prior to commencing construction activities, has included remediation of the existing uncontrolled landfill (garbage dump) utilized by the town to dispose of community trash, as well as waste from the local squid packing plants. Reclamation has been carried out under the Company’s control and at its expense, with the cooperation of local and state authorities and with the guidance of the Company’s environmental consultants. A new disposal facility has been constructed and was turned over and donated to the community in the summer of 2009. The cost of remediation to date has been approximately $1 million (including the cost of the disposal facility), which is included as part of preliminary costs leading to construction.

The mine, mill and tailings facilities will disturb approximately 568 hectares of land during the first six years, and more than 700 hectares over a 25 year mine life. A mine closure and reclamation plan has been prepared and submitted to SEMARNAT, the Mexican Federal Environmental Agency. The total cost of reclamation and closure costs over the life of mine are estimated to be US$35 million (on an undiscounted basis). No financial reserve has yet been established in the Company’s financial statements for reclamation. It is anticipated that a sinking fund will be established, once construction commences, to provide a fund for reclamation.

The Company will, over the life of the Boleo Project, close approximately 33 mine portals. As portals are closed, in accordance with mine plans, the affected area will be remediated. Remedial costs for each portal site are currently estimated to be US$0.01 million. Considering that the annual projected operating costs (once full operation is achieved) are of the order of US$100 million per year, the cost of remediation is not considered material. Annual environmental monitoring costs are currently approximately US$0.012 million and, as operations commence, will increase to approximately US$0.025 million/year. Again, in relation to the projected annual operating costs, this number is not considered material.

An area of potential concern after construction of the project facilities would be an unanticipated event, such as a dramatic decline in metal prices, or technical failure of the process metallurgy that requires early complete closure, in contrast to a temporary closure of the mine. Following the completion of the construction of the facilities and the commencement of production, the expected cost of reclamation from an early closure (assuming a decision were to be made to permanently close the mine) is estimated at US$26.4 million, depending on the amount of surface disturbance at the time and the cost of remediation of the plant site. In these circumstances, the Company would fund the reclamation costs.

As part of the Company’s EIM approval, the Company was required to identify local flora and fauna species that would be affected by its operation, and to preserve such species by relocation, or in the case of diseased flora, by taking genetic cuttings for re-growth of healthy species. The phase 1 removal and relocation program in the landfill and plant site areas has now been completed. Continuing effort in the preservation and protection of plants and animals at Boleo has resulted in the salvage of more than 30 hectares of vegetation, the ongoing monitoring of wildlife populations, and two scientific reports on this cutting edge project for biotic resources in the southern Baja. Environmental protection training has also been incorporated in the safety and entrance program for employees and visitors to Boleo.

Ongoing permitting, compliance, baseline inventory determinations, and monitoring are being conducted to maintain the Company in readiness to move forward.

Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangement such as guarantee contracts, contingent interests in assets transferred to an entity, or derivative instruments obligations.

Transactions with Related Parties

During the six months ended June 30, 2010, the Company paid $0.279 million ($0.284 million in 2009) in management fees to officers of the Company, and to companies controlled by officers of the Company. The Company also paid directors fees of $0.057 million ($0.036 million in 2009) during the same period.

Additional loans from non-controlling interest in the amount of US$4.92 million (Cdn$5.037 million) were received during the six-month period ended June 30, 2010. That brings the face value of total loans from non-controlling interest as at June 30, 2010 to US$49.606 million (Cdn$52.61 million). Certain of the loans have been discounted as they were negotiated prior to the closing of the 30% sale of MMB. This discounting has the effect of significantly reducing the recognized value of the total loans outstanding, which are recorded at $42.265 million. These loans from non-controlling interest are advanced proportionate to project ownership, which is identical to the terms under which the Company funds the project.

The above transactions, and the consortium contributions post closing, occurring in the normal course of operations, are measured at the exchange amount which is the fair value consideration established and agreed to by the related parties.

Financial Instruments

The Company’s financial instruments, which consist of cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued liabilities, environmental liabilities and the refundable deposit are recognized at their fair values and subsequently measured at either fair value or amortized cost, depending on its classification in accordance with CICA Handbook Section 3855 – Financial Instruments – Recognition and Measurement. As at June 30, 2010, cash and cash equivalents are presented at fair value while, the carrying values of other receivables, deposits, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these balances. The Company has a concentration of credit risk, which it accepts, as the majority of its cash and cash equivalents are on deposit with one financial institution, Scotiabank.

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company does not enter into foreign currency contracts to hedge its risk against foreign currency fluctuations.

Share Capital Information

Subsequent to the balance sheet date, no additional stock options have been granted or exercised. To the date of this report, no additional warrants have been issued.

As at the date of this report, the Company had an unlimited amount of common shares authorized for issuance, with 143,981,837 issued and outstanding. The Company also had 12,625,000 outstanding stock options and 24,986,978 outstanding warrants available to be exercised.

Critical Accounting Estimates

The Company’s interim unaudited consolidated financial statements for the quarter are presented in thousands of Canadian dollars (unless stated otherwise) and have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business.

Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results may differ from these estimates. Significant estimates critical to the Company include the recoverable amount of resources in mineral properties, foreign currency translations, income taxes, provision for reclamation costs and stock based compensation.

Mineral properties

The Company is in the process of developing its mineral properties and has capitalized the acquisition costs for its property right, mining concessions and its development costs since June 1, 2007. The Company has adopted the policy of expensing mineral exploration costs incurred prior to the completion of an economic feasibility study. As at June 1, 2007, following the announced Definitive Feasibility Study (“DFS”) results, the Company began capitalizing development costs.

Capitalized costs for a producing mine are amortized on a unit-of-production method based on the actual production relative to the estimated ore reserves, while capitalized costs for prospects abandoned or impaired are written off.

Management reviews and evaluates the carrying value of its mineral properties for impairment when events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. During the years 2009 and 2010, the Company’s market capitalization remained lower than the net asset value, which indicated that impairment may exist. If the total estimated future operating cash flow on an undiscounted basis is less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value, which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available, and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value.

Management spent a significant amount of time reviewing all its assets for possible impairment, and conducting relevant tests. As a result, Management is satisfied that no impairment of its assets exists on the balance sheet date.

Ownership in mineral properties involves certain inherent risks due to the difficulties of determining and obtaining clear title to claims, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties. The Company has investigated ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Foreign currency

Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into Canadian dollars using the temporal method. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the balance sheet. Non-monetary assets, liabilities and other items are translated at historical rates. Income and expenses are translated at average rates of exchange prevailing during the year. Exchange gains or losses arising from these translations are included in income of the year.

Asset retirement and reclamation costs

The Company recognizes a liability for legal obligations relating to the retirement of property, plant and equipment, and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs are recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to re-measurement at each reporting period.

During the period, the Company assessed its obligation with regards to reclamation and decommissioning of assets at the Boleo Project. Following the completion of the construction of a new landfill to replace the previously uncontrolled landfill used by the local community, the Company estimated that, as at June 30, 2010, the undiscounted closure costs would amount to $0.179 million, taking into account an estimated inflation rate of 5%. In assessing the carrying amount for the asset retirement obligation, the Company applied a credit-adjusted risk-free discount rate of 8% (LIBOR + 6%), resulting in an asset retirement obligation of $0.177 million.

This estimate is based principally on legal and regulatory requirements. It is possible that the Company’s estimate of its ultimate reclamation liabilities could change as a result of changes in contractual requirements, laws or regulations, the extent of environmental remediation required or completed, the means of reclamation or changes in cost estimates. Changes in estimates are accounted for prospectively, commencing in the period the estimate is revised.

Stock based compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair-value-based method. Compensation costs attributable to share options granted to employees are measured at the fair value at the grant date and charged to operations or are deferred over the vesting period, depending upon the contractual arrangement. Options granted to non-employees are measured as the vesting conditions related to the options are met. The increase in contributed surplus as a result of each grant is transferred to share capital, along with the consideration paid by the option holder, at the time options are exercised, which is recorded as an increase to share capital.

Refundable deposit liability

The refundable deposit liability meets the definition of a financial liability and is recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which the liability is incurred. As such, an effective interest rate and a repayment term must be established to discount the face value to fair value. The result is a reduction of the liability and a credit to contributed surplus. In the quarter ended June 30, 2010 the company re-estimated the fair value due to a change in circumstances. The result is a reduction to the liability and a credit to the statement of operations. In subsequent periods, the liability is accreted back to the face value over the estimated term, with a corresponding amortization expense as the liability relates to the Company’s investigation of the potential to produce manganese at the project.

Historical expenditure funding, included in loans from non-controlling interests

During the negotiation of the sale of 30% of MMB to the Korean consortium, the principle of funding the Boleo project from development was established. Baja and the Korean consortium agreed they would each fund MMB from June 1, 2007, based upon the same basis as their equity interest, 70%-Baja and 30%-Korean consortium. On closing, the Korean consortium was required to make a historical expenditure funding contribution to MMB for past funding by Baja. The terms of this amount were a non-interest bearing loan, repayable on demand but no sooner than 3 years after the completion of project financing repayment on the same terms as the Company’s project funding. The Baja loans to MMB eliminate for consolidation, but the Korean consortium loans remain as financial liabilities, with this initial loan treated as a financial liability at fair value, not face value, as it was not with a related party. Considerable judgement must be applied to the estimated term of the loan and the discount rate. The result is a reduction of the liability and a credit to contributed surplus. In subsequent periods, the liability is accreted back to the face value over the estimated term, with a corresponding increase to the carrying amount of the related asset, where one is identifiable and when the asset continues to meet the Canadian and US GAAP criteria for capitalization of costs, in which case the amortization is capitalized and amortized over the life of the asset. In the future, should the actual term of the loan change, the Company will prospectively adjust the amortization period.

Subsequent cash calls from the Korean consortium, included in loans from non-controlling interests

The Korean consortium and Baja have advanced loans to MMB on the same basis as their respective equity interests, 70%-Baja and 30%-Korean consortium. The terms of these amounts were as non-interest bearing loans, repayable on demand but no sooner than 3 years after the completion of project financing repayment on the same terms as the Company’s concurrent project funding. The Baja loans to MMB eliminate for consolidation, but the Korean consortium loans remain as financial liabilities, with these loans treated as a financial liability at face value as the Korean consortium was dealing with MMB as a related party under Canadian GAAP at the time these loans were negotiated and advanced.

New accounting pronouncements not yet effective

The CICA issued new Handbook Section 1582, “Business Combinations”, Handbook Section 1600, “Consolidated Financial Statements” and Handbook Section 1601, “Non-controlling Interests” in January 2009 which establish a new section for accounting for a non-controlling interest in a subsidiary. These new standards are expected to align Canadian GAAP with the provisions of the International Financial Reporting Standards (“IFRS”) equivalent IFRS3, “Business Combinations” and IAS 27, “Consolidated and Separate Financial Statements”. The new standards will be effective for business combinations for which the acquisition date is on or after January 1, 2011. The Company is evaluating the impact of these new standards on the Company’s consolidated financial statements as part of the Company’s IFRS initiatives.

International Financial Reporting Standards (“IFRS”) and update on plan to transition to IFRS

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Since the Company is required to present full comparative information under IFRS for the year-ended December 31, 2010, the transition date to IFRS will effectively be January 1, 2010. The transition will require the restatement of the opening balance sheet at the transition date, as well as the results reported under Canadian GAAP for the year ended December 31, 2010.

Management has begun assessing the implications of IFRS transitioning. This included the completion of a high-level diagnostic review, identifying a number of significant GAAP differences that will impact the Company’s financial statements. The findings of the diagnostic review have been included in the Company’s IFRS Transition Plan, which also addresses the following matters:

  The timeline for transition – The Company will commence reporting under IFRS in the first quarter of 2011 and therefore the transitional date (opening balance sheet date) for comparative purposes is January 1, 2010. Following the quantification of the impact of the adoption of IFRS on the opening balance sheet, management anticipates preparing internal, draft financial statements and disclosure information for each quarter in 2010. During this time, management will continue to monitor current and new projects undertaken by the International Accounting Standards Board which may impact the Company’s assessment of the impact of the adoptions of IFRS.

  The impact of IFRS transition on Internal Controls over Financial Reporting – The Company continues to design and implement internal controls to ensure the integrity and accuracy of information under FRS. These controls and procedures address both the change-over to IFRS as at January 1, 2010 (including Board approval of new accounting policies), as well as aligning the subsequent quarterly and annual financial reporting processes to meet the additional disclosure requirements of IFRS.

  The impact of IFRS on information technology and data system requirements – During 2007, the Company implemented a new accounting system which greatly improved Baja’s ability to track additional information that may be required to meet the reporting requirements of IFRS. The Company is also in the process of implementing additional information systems to meet reporting requirements for the construction - and operations phases specific to the Boleo project. Expected changes in accounting policies, processes and collection of additional information for disclosure were incorporated in the design and implementation of these systems. As such no additional impact is expected to information technology and data systems.

  The impact of IFRS on business activities - The Company determined that the adoption of IFRS is not expected to have a significant impact on business activities currently being undertaken or planned.

  Resources, training and professional development - Management has reviewed the IFRS resources available to the Company, and following the expansion of the accounting function during 2008, believes that the Company is well positioned to carry out the IFRS transition. The Company has appointed an IFRS project manager, and the members of the accounting department have adequate IFRS experience while also continuing subject-specific training both internally and externally.

Following the approval of the Transition Plan by the Audit Committee in 2009, management has made significant progress in completing the in-depth component evaluations. These component evaluations have facilitated the evaluation of accounting policy choices available under IFRS at transitioning and will also form the basis of the Company’s IFRS Accounting Manuals.

As a result of the detailed component evaluations, for the balances and totals that existed at December 31, 2009, management has identified the following major differences between the Company’s current accounting policies and those that the Company expects to apply in preparing IFRS financial statements:

i)	Presentation – Statements of financial position and operations

In accordance with IAS1 – Presentation of Financial Statements the Company’s consolidated balance sheets may be labeled “Statements of financial position” under IFRS, while management intends to present the statement of operations based on the function of expenses (e.g. Revenue, Cost of Sales, Distribution expenses, Administrative expenses), rather than the nature of expenses.

Overall, the various IFRSs will require significant additional disclosures, including disclosures related to financial instruments, segmented disclosures, details regarding compensation of key management personnel and other disclosures contained in the interim consolidated financial statements.

ii)	Mineral properties and Property, plant and equipment

In accordance with IAS16 – Property, plant and equipment, the Company intends to continue to apply the cost model to measure the Company’s fixed assets. The accounting standard re-emphasizes the component’s approach to separately recognize and amortize significant components of assets (over the useful lives of the individual components). At the date of transition to IFRS, the application of this standard, will not have a significant impact on the measurement of these balances within Company’s consolidated statements of financial position since the Company’s most significant assets (mineral property and equipment under construction intended for use in the Boleo Project) will not be amortized until such time as the Boleo Project is “in a condition necessary for it to be capable of operating in a manner intended by management”, i.e. when the construction of the Boleo Project has been substantially completed and the Boleo Project produces its first copper cathode. Similarly, assets specific to the cobalt and zinc processes will only be amortized once the first cobalt cathode has been produced.

Even though these measurement requirements will not yet effect the statement of financial position, significant consideration has been given to these requirements as the Company aligned its financial accounting programs and processes to be able to meet these (far more detailed) measurement requirements.

iii)	Impairment of assets

Under the guidance of IAS36 – Impairment of assets, the Company is to compare the carrying value of assets to the present value of the recoverable amount (which is the higher of “value in use” and “fair value less cost to sell”) in order to determine whether any impairments are required. Impairments may be reversed in subsequent periods. The Company assessed the carrying value of its assets in accordance with the guidance of IAS36 and no impairments were required as at December 31, 2009 (unaudited).

iv)	Loans from non-controlling interests

The single biggest impact on the measurement of the Company’s consolidated statement of financial position (balance sheet) is the fact that IFRS does not contain separate measurement criteria for related party transactions. As such, the loans from non-controlling interests will all be measured in accordance with IAS39 – Financial Instruments: Recognition and Measurement. As such, all loans will be measured initially at fair value and thereafter at amortized cost. Similar to the measurement differences that currently exist between Canadian GAAP and US GAAP (as disclosed in note 17 to the Company’s Consolidated Financial Statements for the year ended December 31, 2009), this measurement difference will result in a significant reduction in the carrying values of these loans. Since these loans are considered specific to the development of the Boleo Project (a qualifying asset) the subsequent interest expense (which arises as the loans are accreted to its original face value over the term of the loan) will be capitalized to Mineral Properties. The statement of operations will also be affected by changes in foreign exchange differences, resulting from the changes in the foreign denominated amounts recognized as a financial liability.

v)	Provisions and Asset retirement obligation

Per IAS37 – Provisions, Contingent Liabilities and Contingent Assets estimates of provisions are to be revisited at every reporting date. This includes re-assessing the appropriateness of assumptions used in estimating the carrying value of the provisions. As such, it is the Company’s expectation that the estimate of asset retirement obligations will have to be updated at every reporting date, including updates to the discount rate used in determining the present value of the obligation.

vi)	Share-based payments

IFRS 2 - Share-based payments require that stock options issued to non-employees are to be valued based on the fair value of the goods or services received. Under Canadian GAAP, the value of non-employee share-based payments are to be based on the most reliably measurement of either the stock options (based on a recognized valuation technique such as the Black Scholes model) or the fair value of the goods in services. In practice, non-employee share based payments have been based on the fair value of the stock options as determined using the Black Scholes valuation model. However, it has to be noted that the scope of the definition of employees within IFRS 2 is wider than the definition of employees under CICA3870 - Stock based compensation and other stock based payments, as IFRS2 also includes “others who perform services similar to those rendered by employees” in the definition of employees. Based on the Company’s outstanding stock options as at December 31, 2009, this difference is not expected to have a significant impact on the Company’s results. Furthermore, IFRS 1 – First-time Adoption of International Financial Reporting Standards allows the Company to not apply the provisions of IFRS2 to non-employee stock options which were already vested at December 31, 2009.

vii)	Non-controlling interest

Per IAS27 – Consolidated and Separate Financial Statements, non-controlling interests are to be presented as part of equity. In addition, total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. However, since the Company only intend to apply the requirements of IFRS3 – Business Combinations - to future business combinations (without revisiting past business combinations), the latter provision of IAS27 shall only be applied prospectively from the IFRS transition date. Therefore the Company only expects to commence with the recognition of non-controlling interest from January 1, 2010, the IFRS transition date (since non-controlling interest still has a debit balance as at December 31, 2009).

viii)	Income taxes

Management has commenced assessing the impact that the IFRS transition will have on the Company’s measurement and presentation of current and future income taxes in accordance with IAS12 - Income Taxes. However, it has to be noted that IAS12 is currently under review by the IASB as part of their ongoing work plan. At their joint meeting in October 2009 the IASB and the FASB considered a summary of the comments received by the IASB in response to the proposals for a revised standard exposed by the IASB in early 2009. The Boards indicated that they would consider undertaking a fundamental review of accounting for income taxes at some time in the future. In the meantime, the IASB will consider in the first half of 2010 whether to propose more limited amendments. In completing its component evaluation for IAS12, the Company will consider any announcements made by the IASB.

The completed component evaluations continue to be reviewed by management and its advisors, and the Company expects to be able to quantify the impact of the IFRS transition on the financial results throughout 2010.

IFRS 1 contains various elective exemptions which are intended to provide relief from fully retrospective application of specific IFRSs. Not all of the available exemptions currently apply to the Company; however, management expects to make the following elections with regards to the applicable exemptions:

Exemption available		Intended election
1.	Business combinations - A first-time adopter may elect not to apply IFRS 3 retrospectively to past business combinations (business combinations that occurred before the date of transition to IFRS).	The Company intends to make use of the exemption and does not expect to revisit the Canadian GAAP treatment for any past business combinations.
2.	Share based payments - A first-time adopter is not required to apply IFRS 2 to equity instruments that were granted after 7 November 2002 and vested before the date of transition to IFRS.	The Company intends to make use of this exemption, as non-employee share based payments which vested prior to January 1, 2010 may not have been measured in accordance with IFRS2.
3.
Fair valuation of PP&E as deemed cost - An entity may elect to measure an item of property, plant and equipment at the date of transition to IFRSs at its fair value and use that fair value as its deemed cost at that date.
The Company does not intend to make use of this exemption.

Exemption available	Intended election
4.
Cumulative translation adjustment - a first-time adopter need not comply with the requirements of IAS21 – The Effect of Changes in Foreign Exchange Rates for cumulative translation differences that existed at the date of transition to IFRSs. If a first-time adopter uses this exemption, the cumulative translation differences for all foreign operations are deemed to be zero at the date of transition to IFRS.

The Company does not currently have any cumulative translation adjustments. However, should the Company elect to change its reporting currency, and such change gives rise to any cumulative translation adjustments, the Company will consider making use of this exemption.

5.
Designation of previously recognized financial instruments
- an entity is permitted to make an available-for-sale designation at the date of transition to IFRSs.
- an entity is permitted to designate, at the date of transition to IFRSs, any financial asset or financial liability as at fair value through profit or loss provided the asset or liability meets the criteria in IAS39.
The Company’s current designation of financial instruments is expected to remain appropriate, and therefore the Company does not intend to make use of this exemption
6.
Decommissioning liabilities - IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities requires specified changes in a decommissioning liability to be added to or deducted from the cost of the asset to which it relates; the adjusted depreciable amount of the asset is then depreciated prospectively over its remaining useful life. A first-time adopter need not comply with these requirements for changes in such liabilities that occurred before the date of transition to IFRS.
The Company’s subsidiary already accounts for decommissioning liabilities in accordance with requirements similar to IFRS2 and therefore the Company does not expect to make use of this exemption.

Disclosure Controls and Procedures

The Company has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related financial statements was properly recorded, processed, summarized and reported to the Company’s Board and Audit Committee.

The Chief Executive Officer (CEO) and Chief Financial Officer (CFO) of the Company conducted an evaluation of the disclosure controls and procedures as required under U.S Securities and Exchange Commission and Canadian Securities Administration regulations, as at December 31, 2009.

Based on the evaluation, the Company’s CEO and CFO concluded that the disclosure controls and procedures were effective to a reasonable assurance standard to ensure that information required to be disclosed by the Company in reports that it files or submits under U.S and Canadian securities legislation was disclosed.

It should be noted that while the Company’s CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls over Financial Reporting

The CEO and CFO of the Company acknowledge that they are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

We confirm there were no significant changes in these controls during the most recent interim period ended June 30, 2010.

Based upon the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework, management, including the CEO and CFO, has evaluated the effectiveness of the Company’s internal controls over financial reporting. Based upon this assessment, management has concluded that as at December 31, 2009, the Company’s internal controls over financial reporting were effective.

The internal controls over financial reporting were designed to ensure that testing and reliance could be achieved. Management and the Board of Directors work to mitigate the risk of a material misstatement in financial reporting; however, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement.

Risk Factors

Readers should carefully consider the risks and uncertainties described below, as well as those described in the Company’s Annual Information Form for the year ended December 31, 2009, before deciding whether to invest in shares of the common stock of Baja.

Mineral exploration and development involves a high degree of risk, since few properties are developed into producing mines. There is no assurance that the Company’s mineral exploration and development activities will result in the discovery of resources that would be economical for commercial production. The commercial viability of the mineral deposits is dependent upon a number of factors which are beyond the Company’s control. Some of these factors are attributable to commodity prices, government policy and regulation, and environmental protection.

The calculation of reserves involves a degree of uncertainty. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that the level of resources will be realized. In addition, declines in the market prices for copper, zinc and cobalt may adversely affect the economics of a reserve, and may require the Company to reduce its estimates.

Mine developments are often based upon feasibility studies, which are used to determine the economic viability of a deposit and to justify mine development. However, many factors are involved in the determination of the economic viability of a deposit, including the achievement of satisfactory mineral reserve estimates, the level of estimated metallurgical recoveries, capital and operating estimates and the estimate of future commodity prices. Capital and operating cost estimates are based on many factors, including anticipated tonnage and grades of copper and other metal ores to be mined, the configuration of the ore body, ground and mining conditions, expected recovery rates of the copper and other metal ores and anticipated environmental and regulatory compliance costs. Each of these factors involves uncertainties and, as a result, the Company cannot give any assurance that the estimates in the DFS will be correct or that the Boleo Project will become a profitable operating mine. If a mine is developed, actual operating results may differ from those anticipated in the DFS. There can be no assurance that delays will not be experienced. Should there be any delays, such delays may result in an increase in capital requirements, costs and expenditures.

The market prices for copper and other metals are volatile and cannot be controlled. There is no assurance that if commercial quantities of copper and other metals are discovered, a profitable market may continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is not currently in production, no sensitivity analysis for price changes has been provided or carried out.

Caution on Forward-Looking Information

The Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in Baja’s operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements are set forth principally under the heading “Outlook” and elsewhere in the Management’s Discussion and Analysis ,and may include statements regarding exploration results, mineral resource estimates, capital expenditures, timelines, strategic plans, market prices of base metals or other statements that are not statements of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of Baja may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. Baja’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from Baja’s expectations include uncertainties involved in fluctuations in copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results, and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and local groups in the exploration and development of the Boleo Project, and the issuance of required permits; the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of slowdown in the construction project and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Baja’s Annual Information Form for the year ended December 31, 2009, filed with the Canadian securities regulatory authorities, Baja’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, and other information released by Baja and filed with the appropriate regulatory agencies.

Cautionary Note Concerning Reserve and Resource Estimates

This Management’s Discussion and Analysis and other information released by Baja Mining uses the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources and have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this disclosure or released by Baja Mining in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC; however, reserves reported by Baja Mining are in compliance with NI 43-101, and also qualify as reserves under the SEC’s standards.